APWC Announces Financial Results for the Third Quarter of 2026
•Quarterly revenue of $161.7 million, up 18% from Q2 and up 26% from a year ago.
•Quarterly EPS was $0.03, up 200% from Q2.
TAIPEI, Taiwan, November 12, 2026 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today announced its financial results for the third quarter ended September 30, 2026.

Quarterly revenue was $161.7 million, up 18% from the previous quarter and up 26% from a year ago.

For the quarter, earnings per share were $0.03, up 200% from the previous quarter and down 40% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, increased 10% sequentially and decreased 13% from a year ago. This does not include other raw materials, such as aluminum and insulation materials.

“While higher copper prices supported revenue growth, they also presented challenges to product margins and increased working capital requirements. The Company remains committed to maintaining sufficient liquidity and financial flexibility while continuing to pursue its long-term business objectives,” stated the Chief Financial Officer of APWC.

Q3 Fiscal 2026 Summary

Q3 Financial Results
($ in millions, except earnings per share)	Q3 FY2026	Q2 FY2026	Q3 FY2025	Q/Q	Y/Y
Revenues	$161.7	$136.6	$128.4	18%	26%
Gross profit	$12.7	$11.0	$11.1	15%	14%
Operating expenses	$7.7	$7.7	$7.3	—%	5%
Operating profit	$3.5	$3.4	$3.8	3%	(8)%
Net income	$1.2	$0.8	$1.1	50%	9%
EPS[1]	$0.03	$0.01	$0.05	200%	(40)%

Revenue by Reportable Segments
($ in millions)	Q3 FY2026	Q2 FY2026	Q3 FY2025	Q/Q	Y/Y
North Asia	$33.0	$29.5	$21.3	12%	55%
ROW	$66.8	$55.4	$56.8	21%	18%
Thailand	$61.9	$51.7	$50.3	20%	23%
Total	$161.7	$136.6	$128.4	18%	26%
1Basic and diluted earnings per share (EPS) for the three-month periods ended September 30, 2026, June 30, 2026, and September 30, 2025 are calculated based on weighted average common shares outstanding of 41,232,454, 41,232,454, and 20,616,227, respectively. The increase in weighted average shares in 2026 reflects the full-period impact of the new common shares issued in February 2026. Numerators for all periods reflect profit attributable to the equity holders of the parent.

Revenue
Revenue for the third quarter was $161.7 million, representing a 26% year-over-year increase. The growth was primarily driven by the continued appreciation of international copper prices, the steady execution and completion of public-sector contracts, and continued development of new customer relationships.

North Asia revenue for the third quarter was $33.0 million, up 55% year over year and 12% sequentially. The increase was primarily driven by higher copper prices and increased export revenue from continued development of overseas customers.

Thailand's revenue grew significantly in the third quarter, up 23% year over year and 20% sequentially, reflecting strong execution of public-sector orders and private-sector investment in manufacturing, supported by rising copper prices.

ROW revenue for the third quarter was up 18% from a year ago and 21% sequentially, driven primarily by the progressive completion of public-sector contracts in Singapore and new customer development in Australia.

Gross Profit
Gross profit margin for the third quarter was 7.9%, down from 8.1% in the preceding quarter and 8.7% in the prior-year period. The sequential decline primarily reflected changes in product mix, while the year-over-year decrease was mainly attributable to the longer execution period of public-sector contracts, which reduced the margin benefit from higher copper prices.

Expenses
Total selling, general, and administrative expenses increased 5.3% year over year, primarily due to increased selling expenses consistent with higher sales.

Balance Sheet and Cash Flow
Cash and cash equivalents were $60.2 million, a decrease of $4.4 million from the preceding quarter, primarily reflecting payments made to suppliers.

Trade receivables for the third quarter rose to $131.5 million, up $18.8 million from the preceding quarter. The increase primarily reflected higher sales during the quarter and the timing of customer collections.

Inventory of $177.3 million represents an increase of $6.0 million from the preceding quarter. The increase primarily reflected higher in-transit inventory resulting from extended ocean transit times and shipping schedule disruptions, as well as raw material purchases to support ongoing production requirements.

Cash flow from operating activities generated an outflow of $5.9 million in the third quarter, compared to a net inflow of $18.0 million in the prior quarter. The outflow primarily reflected higher cash requirements for raw material purchases due to rising copper prices. Net cash provided by financing activities was $1.5 million in the third quarter, compared with $10.5 million in the preceding quarter and net cash used of $10.3 million in the prior-year period. The year-over-year change primarily reflected increased borrowings to fund raw material purchases amid continued increases in copper prices.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through these subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of various wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on the website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under applicable securities laws. The Company assumes no duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Revenue	$161,705	$128,399	$429,199	$355,892
Cost of sales	(148,984)	(117,271)	(394,792)	(332,491)
Gross profit	12,721	11,128	34,407	23,401

Other operating income	412	155	924	382
Selling, general and administrative expenses	(7,691)	(7,302)	(23,023)	(20,162)
Other operating expenses	1	—	(333)	(1)
Net impairment loss on financial and contract assets	(1,896)	(181)	(1,744)	(75)
Operating profit	3,547	3,800	10,231	3,545

Finance costs	(486)	(529)	(1,285)	(1,506)
Finance income	259	41	562	107
Share of loss of associates	—	—	(1)	(1)
Gain on disposal of investment	(10)	—	1,021	—
Exchange gain	161	69	753	674
Other income	238	146	357	252
Other expense	166	49	—	(31)
Profit before tax	3,875	3,576	11,638	3,040
Income tax expense	(843)	(1,088)	(3,353)	(1,489)
Profit for the period	$3,032	$2,488	$8,285	$1,551

Attributable to:
Equity holders of the parent	1,233	1,061	3,444	160
Non-controlling interests	1,799	1,427	4,841	1,391
	3,032	2,488	8,285	1,551

Basic and diluted profit per share	$0.03	$0.05	$0.09	$0.01
Basic and diluted weighted average common shares outstanding	41,232,454	20,616,227	37,003,484	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Profit for the period	3,032	2,488	8,285	1,551
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	328	695	(4,417)	11,741
	328	695	(4,417)	11,741
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(52)	558	(869)	540
Income tax effect	11	(112)	174	(108)
	(41)	446	(695)	432
Re-measuring losses on defined benefit plans	13	(6)	84	(60)
Income tax effect	(3)	1	(17)	12
	10	(5)	67	(48)

Other comprehensive income for the year, net of tax	297	1,136	(5,045)	12,125
Total comprehensive income for the period, net of tax	3,329	3,624	3,240	13,676
Attributable to:
Equity holders of the parent	2,115	1,692	2,395	8,811
Non-controlling interests	1,214	1,932	845	4,865
	$3,329	$3,624	$3,240	$13,676

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of September 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	60,160	33,163
Financial assets at fair value through profit or loss	46	61
Trade receivables	131,502	103,535
Other receivables	498	936
Contract assets	14,992	7,748
Due from related parties	284	3,905
Inventories	177,325	151,515
Prepayments	3,175	3,118
Assets classified as held for sale	815	782
Other current assets	6,579	4,336
	395,376	309,099
Non-current assets
Financial assets at fair value through other comprehensive income	3,242	4,161
Property, plant and equipment	50,400	53,683
Right of use assets	2,475	2,879
Investment properties	508	536
Intangible assets	33	65
Investments in associates	822	875
Deferred tax assets	5,976	6,169
Other non-current assets	4,437	4,228
	67,893	72,596
Total assets	463,269	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of September 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	60,246	41,828
Trade and other payables	66,620	58,184
Due to related parties	20,489	9,590
Financial liabilities at fair value through profit or loss	6	—
Accruals	6,205	11,079
Current tax liabilities	2,728	644
Employee benefit liabilities	1,122	2,507
Financial lease liabilities	1,204	1,113
Other current liabilities	16,575	6,877
	175,195	131,822

Non-current liabilities
Interest-bearing loans and borrowings	—	510
Employee benefit liabilities	7,656	6,524
Lease liabilities	992	1,473
Deferred tax liabilities	4,801	4,239
Other non-current liabilities	836	175
	14,285	12,921
Total liabilities	189,480	144,743

Equity
Issued capital	413	206
Additional paid-in capital	151,973	118,103
Treasury shares	(38)	(38)
Retained earnings	68,531	65,087
Other components of equity	(14,115)	(13,066)
Equity attributable to equity holders of the parent	206,764	170,292
Non-controlling interests	67,025	66,660
Total equity	273,789	236,952
Total liabilities and equity	463,269	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Net cash (used in)/provided by operating activities	$(5,879)	$11,585	$(22,271)	$(5,877)
Net cash provided by/(used in) investing activities	74	(992)	(1,992)	(3,958)
Net cash provided by/(used in) financing activities	1,456	(10,262)	52,522	9,350
Effect of exchange rate	(75)	(25)	(1,262)	1,724
Net (decrease)/increase in cash and cash equivalents	(4,424)	306	26,997	1,239
Cash and cash equivalents at beginning of period	64,584	34,968	33,163	34,035
Cash and cash equivalents at end of period	$60,160	$35,274	$60,160	$35,274